Exhibit 4.3

English Summary of Form of Pre-Funded Warrant Purchase Agreement

Note: This summary does not contain a full or direct translation of the terms of the original Hebrew-language form of pre-funded warrant purchase agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On April 9, 2025, L.I.A. Pure Capital Ltd. (“Pure Capital”) has entered into pre-funded warrant purchase agreements with several purchasers (the “Purchase Agreements” and the “Purchasers”, respectively), for the purchase and sale of pre-funded warrants (the “Purchased Warrants”) to purchase up to a total of 18,190,080 ordinary shares underlying 454,752 American Depositary Shares of Xylo Technologies Ltd. (“Xylo”).

1.	The Transaction

The Purchasers will purchase from Pure Capital the Purchased Warrants in a purchase price of [US $5.10 - $2.34] per each Purchased Warrant and subject to their respective terms.

1.	Pure Capital’s Representations

Pure Capital represents that (i) it is the holder of the Purchased Warrants, which were not previously sold, pledged or otherwise disposed of by Pure Capital and (ii) the securities of Xylo are listed on Nasdaq.

2.	Jurisdiction and Venue

The Purchase Agreements shall be governed by the laws of the State of Israel. The competent courts in Tel-Aviv, Israel shall have exclusive jurisdiction on matters arising from any Purchase Agreement.

3.	Miscellaneous

Each Purchase Agreement reflects any and all agreements and understandings between the parties thereto regarding the matters set forth therein.

Each party shall be responsible for its own tax obligations.